Exhibit (a)(5)(i)

MIC
125 West 55th Street New York, NY10019 United States	Telephone Facsimile Internet	+1 212 231 1000 +1 212 231 1828 www.macquarie.com/mic

MACQUARIE INFRASTRUCTURE CORPORATION ANNOUNCES TENDER OFFER FOR ITS 2.00% CONVERTIBLE SENIOR NOTES DUE 2023

New York, NY February 17, 2021 – Macquarie Infrastructure Corporation (“MIC” or the “Company”) (NYSE: MIC) today announced a tender offer (the “Tender Offer”) to purchase any and all of its 2.00% Convertible Senior Notes due 2023 (the “Notes”). As of February 16, 2021, there was $402,500,000 aggregate principal amount of the Notes outstanding.

Upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated February 17, 2021 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), the Company is offering to pay, for cash, an amount equal to $1,000 for each $1,000 of principal amount of Notes purchased. Additionally, holders of the Notes that are validly tendered and not validly withdrawn at or prior to the Expiration Date (as defined below) and accepted for purchase will receive accrued and unpaid interest, if any, from the last interest payment date up to, but not including, the date the Company purchases such Notes. The Tender Offer will expire at 11:59 p.m., New York City time, on March 16, 2021, or any other date and time to which the Company extends such Tender Offer (such date and time, as it may be extended, the “Expiration Date”), unless earlier terminated.

The Tender Offer is not conditioned upon a minimum amount of Notes tendered but is subject to the satisfaction or waiver of certain conditions, as more fully described in the Offer to Purchase. The Company expressly reserves the right, in its sole discretion, subject to applicable law, to extend, withdraw, terminate or amend the Tender Offer. All Notes validly tendered and accepted for purchase in the Tender Offer will be retired and canceled.

For Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Date and that are accepted for purchase pursuant to the Tender Offer, settlement will occur promptly following the Expiration Date, assuming that the conditions to the Tender Offer have been either satisfied or waived by the Company as further described in the Offer to Purchase. The Company expects to fund purchases of Notes validly tendered in the Tender Offer and accepted for purchase with cash on hand.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and the Letter of Transmittal that are being sent to holders of the Notes. Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Tender and Information Agent for the Tender Offer, D.F. King & Co.,Inc., by calling toll free at (800) 331-7024 or toll at (212) 269-5550 or by email at macquarie@dfking.com.

J.P. Morgan Securities LLC is acting as the Dealer Manager in connection with the Tender Offer. Questions regarding the Tender Offer may be directed to J.P. Morgan Securities LLC at 383 Madison Avenue, New York, New York 10179, Attention: Liability Management Group, toll free at (866) 834-4087 or toll at (212) 834-4087.

Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of the Company’s outstanding Notes. The Tender Offer will be made solely by the Offer to Purchase, the Letter of Transmittal and related materials, as they may be amended or supplemented. Holders of Notes should read the Company’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) in connection with the Tender Offer, which will include as exhibits the Offer to Purchase, the Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s Tender and Information Agent in connection with the Tender Offer.

This press release does not set forth all of the terms and conditions of the Tender Offer. Noteholders should carefully read the Offer to Purchase, the Letter of Transmittal and related materials for a complete description of all terms and conditions before making any decision with respect to the Tender Offer. None of the Company, its management, its board of directors, its officers, the Dealer Manager, the depositary, the Tender and Information Agent or the trustee with respect to the Notes, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Notes and, if so, the principal amount of Notes to tender.

Forward-Looking Statements

This press release contains forward-looking statements. MIC may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Such statements include, among others, those concerning MIC’s expected financial performance and strategic and operational plans, statements regarding potential transactions related to the pursuit of strategic alternatives and the anticipated uses of any proceeds therefrom, statements regarding the anticipated specific and overall impacts of the COVID-19 pandemic, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements in this release are subject to a number of risks and uncertainties, some of which are beyond MIC’s control, including, among other things: changes in general economic or business conditions; the ongoing impact of the COVID-19 pandemic; MIC’s pursuit of strategic alternatives and the sale of MIC or any of its operating businesses or the termination of the sale effort; MIC’s ability to service, comply with the terms of and refinance debt; its ability to retain or replace qualified employees; in the absence of a sale or sales of its businesses, its ability to complete growth projects, deploy growth capital and manage growth, make and finance future acquisitions and implement its strategy; the regulatory environment; demographic trends; the political environment; the economy, tourism, construction and transportation costs; air travel; environmental costs and risks; fuel and gas and other commodity costs; MIC’s ability to recover increases in costs from customers; cybersecurity risks; work interruptions or other labor stoppages; risks associated with acquisitions or dispositions; litigation risks; risks related to MIC’s shared services initiative and its ability to achieve cost savings; reliance on sole or limited source suppliers, risks or conflicts of interests involving MIC’s relationship with the Macquarie Group; and changes in U.S. federal tax law. These and other risks and uncertainties are described under the caption “Risk Factors” in Item 1A of MIC’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other reports filed from time to time with the SEC.

MIC’s actual results, performance, prospects, or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which MIC is not currently aware could also cause its actual results to differ. In light of these risks, uncertainties, and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this release may not occur. These forward-looking statements are made as of the date of this release. MIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MIC is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of MIC do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (“MBL”). MBL does not guarantee or otherwise provide assurance in respect of the obligations of MIC.

For further information, please contact:

Investors:	Media:
Jay Davis	Lee Lubarsky
Investor Relations	Corporate Communications
MIC	MIC
212-231-1825	212-231-2638